April 16, 2020

Christopher Bruno
President
RSE Archive, LLC
250 Lafayette Street, 3rd Floor
New York, NY 10012

       Re: RSE Archive, LLC
           Offering Statement on Form 1-A Post-Qualification Amendment No. 5 Filed April 1, 2020
           File No. 024-11057

Dear Mr. Bruno:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Post-Qualification Amendment No. 5

Liquidity Platform, page 105

1. Please revise your disclosure to indicate the Series which have been provided trading windows on the Liquidity Platform.

Notes to Consolidated Financial Statements, page F-13

2. Please explain to us and disclose as appropriate your accounting for the Asset Seller's interest in the underlying asset of each of the #71 Mays and #Honus series and your/the series' minority interest in the #Honus asset.
 Christopher Bruno
FirstName LastNameChristopher Bruno
RSE Archive, LLC
Comapany NameRSE Archive, LLC
April 16, 2020
April 2 2020 Page 2
Page 16,
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Scott Stringer, Staff Accountant at 202-551-3272 or Doug Jones, Staff
Accountant at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal Branch Chief at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services